

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2022

Grant Russell
Chief Financial Officer
Vuzix Corp
25 Hendrix Road
West Henrietta, New York 14586

Re: Vuzix Corp
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 2, 2022
File No. 001-35955

Dear Grant Russell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing